08004988

RECEIVED

2008 SEP 18 A 10:20

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

9 September 2008

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref. RJ

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents by email to linda.goodwin@stplc.com

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

PROCESSED
SEP 23 2008
THOMSON REUTERS

Encl.

dw 9/18

S:\PLCSharedData\Secretariat\Co Sec Department\SEC Listing\Monthly Returns 2008\Correspondence\H - SEC Letter - August to 9 September.doc

Registered in England & Wales
Registration No. 2366619
Registered Office
2297 Coventry Road Birmingham B26 3PU

Document Details	Category	Document Date	Document released to: LSE/ UKLA	Registrar of Companies	Shareholders	Press release	[redacted]	Comments
Total Voting Rights	SE Announcement	01-Aug-2008	✓					Filed with SEC on 1 August 2008
Publication of Prospectus	SE Announcement	01-Aug-2008	✓					Filed with SEC on 1 August 2008
Statement re Resolution of Fines	SE Announcement	01-Aug-2008	✓					Filed with SEC on 1 August 2008
Severn Trent Plc Report and Accounts to 31 March 2008	Circulars	01-Aug-2008		✓				Filed with SEC with June SEC Return
Statement re Paper on WACC	SE Announcement	05-Aug-2008	✓					Filed with SEC on 5 August 2008
Director / PDMR Shareholding	SE Announcement	05-Aug-2008	✓					Filed with SEC on 5 August 2008
Severn Trent Utilities Finance Plc - Publication of Final Terms	SE Announcement	08-Aug-2008	✓					Filed with SEC on 13 August 2008
88(2) - Various - 10,386 shares	Co House Forms	11-Aug-2008		✓				
Severn Trent Water Submits Draft Business Plan to Ofwat	SE Announcement	11-Aug-2008	✓					Filed with SEC on 11 August 2008

RECEIVED
2008 SEP 18 A 10:20

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	08	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,479	2,806	2,662
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each Share *(including any share premium)*	536p	592p	759p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode		
Name Address Postcode		
Name Address Postcode		
Name Address Postcode		
Name Address Postcode	**TOTAL**	**Continued**

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed ________________ **Date** 11/8/08

A ~~director~~ / secretary / ~~administrator / administrative receiver~~ / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Equiniti Limited, Highdown House Yeoman Way, Worthing West Sussex. BN99 3YY ESP/Allotment Team/JK/9792 Tel: 01903 833692 Fax: 01903 833277 DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	11	08	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,195	244	
Nominal value of each share	97 17/19p	97 17/19p	
Amount (if any) paid or due on each Share *(including any share premium)*	823p	1172p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name		Class of shares allotted	Number allotted
Address	SEE ATTACHED SCHEDULE	Original	10,386
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**10,386**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed [signature] **Date** 11/8/08

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Equiniti Limited,
Highdown House
Yeoman Way,
Worthing
West Sussex.
BN99 3YY

ESP/Allotment Team/JK/9792

Tel: 01903 833692 Fax: 01903 833277

DX number DX exchange

END